

Via facsimile: (610) 436-8079

March 28, 2011

Mr. Don Gilbreath
Chief Executive Officer
ComCam International, Inc.
1140 McDermott Drive
West Chester, PA 19380

> **Re:** **ComCam International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 16, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 000-51763**

Dear Mr. Gilbreath:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Carlos Pacho
for

Larry Spirgel
Assistant Director